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Exhibit 16

Contacts:         Thomas R. Hagley
                  Director, Public Affairs
                  (404) 846-4642  Fax:  (404) 846-4691

                  R. Daniel Loh
                  Alumax Inc.
                  (404) 846-4752  Fax:  (404) 846-4691

ALUMAX TO COMPLY WITH REQUEST FOR
ADDITIONAL INFORMATION FROM DOJ

         ATLANTA, April 1, 1998 -- Alumax Inc. (NYSE: AMX; Toronto: AXI) announced today that it has received a civil investigative demand from the Department of Justice (DOJ) seeking information and documents about the company in connection with Aluminum Company of America's (Alcoa; NYSE:AA) previously announced acquisition of Alumax.

         On March 13, 1998 Alcoa commenced a cash tender offer for one-half of the outstanding Alumax shares at $50 per share. The second step of the transaction will be a merger in which each of the remaining 50 percent of the outstanding Alumax shares will be converted into 0.6975 of a share of Alcoa common stock. In the event less than one-half of the Alumax shares are tendered, the remaining shares will be exchanged in the merger for a combination of cash and Alcoa common stock on a pro rata basis.

         The tender offer is conditioned on the expiration of the Hart-Scott-Rodino waiting period and other customary conditions. The merger is also subject to customary conditions, including approval by the stockholders of Alumax owning a majority of Alumax shares.

         Alumax said that it intends to cooperate with the Department of Justice and respond to the civil investigative demand as quickly as possible.

         Alumax is a world leader in aluminum with assets of more than $3.4 billion and 1997 revenues of more than $2.9 billion.